Exhibit 99.2

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

F-1

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2017 (AUDITED) AND DECEMBER 31, 2017 (UNAUDITED)
(In US dollars thousands except for number of shares and per share data)

		June 30,	December 31,
	Notes	2017	2017
		(Audited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents		$197,640	$231,070
Time deposits with maturities over three months		96,214	134,379
Restricted cash		39,534	35,986
Accounts receivable, net of allowance for doubtful accounts of $48,0891 and $49,041 as of June 30, 2017 and December 31, 2017, respectively		246,552	257,611
Costs and estimated earnings in excess of billings, net of allowance for doubtful accounts of $8,660 and $12,472 as of June 30, 2017 and December 31, 2017, respectively		162,096	199,736
Other receivables, net of allowance for doubtful accounts of $1,448 and $1,568 as of June 30, 2017 and December 31, 2017, respectively		20,036	16,857
Advances to suppliers		9,964	8,523
Amounts due from related parties		34,142	28,642
Inventories	3	45,660	47,602
Prepaid expenses		619	797
Income tax recoverable		5,169	170
Deferred tax assets		7,730	-
Total current assets		865,356	961,373

Non-current assets:
Restricted cash		522	461
Prepaid expenses		-	8
Property, plant and equipment, net		80,529	84,025
Prepaid land leases		10,206	10,472
Intangible assets, net		1,928	1,602
Investments in equity investees	5	47,242	58,219
Investments in cost investees		4,024	4,191
Goodwill	4	47,326	51,175
Deferred tax assets		1,121	8,583
Total non-current assets		192,898	218,736

Total assets		$1,058,254	$1,180,109

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities (including amounts of the VIE without recourse to the primary beneficiary of $14,178 and $17,342 as of June 30, 2017 and December 31, 2017, respectively):	1
Derivative financial liability		$487	$535
Short-term bank loans	7	8,121	7,859
Current portion of long-term loans	8	420	401
Accounts payable		122,714	126,095
Construction costs payable		383	167
Deferred revenue		107,407	130,451
Accrued payroll and related expenses		13,600	17,724
Income tax payable		3,371	5,237
Warranty liabilities	6	5,386	6,136
Other tax payables		10,488	11,052
Accrued liabilities		23,950	22,014
Amounts due to related parties		2,301	3,169
Deferred tax liabilities		4,350	-
Total current liabilities		302,978	330,840

Accrued liabilities		2,220	9,155
Long-term loans	8	20,581	21,064
Deferred tax liabilities		6,689	9,838
Warranty liabilities	6	2,246	2,642
Total non-current liabilities		31,736	42,699

Total liabilities		334,714	373,539

Commitments and contingencies	13	-	-

Stockholders’ equity:
Ordinary shares, par value $0.001 per share, 100,000,000 shares authorized; 60,342,099 and 60,342,099 shares issued and outstanding as of June 30, 2017 and December 31, 2017, respectively	10	60	60
Additional paid-in capital		222,189	222,514
Statutory reserves		41,130	41,130
Retained earnings		482,999	533,347
Accumulated other comprehensive income		(22,859)	9,411
Total Hollysys Automation Technologies Ltd. stockholders’ equity		723,519	806,462

Non-controlling interest		21	108
Total equity		723,540	806,570

Total liabilities and equity		$1,058,254	$1,180,109

F-2

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED DECEMBER 31, 2016 AND 2017 (UNAUDITED)
(In US dollars thousands except for number of shares and per share data)

		Six months ended December 31,
	Notes	2016	2017
		(Unaudited)	(Unaudited)
Net revenues
Integrated contract revenue		$182,600	$230,109
Product sales		14,370	19,177
Revenue from services		5,709	23,628
Total net revenues		202,679	272,914

Costs of integrated contracts		137,810	155,998
Costs of products sold		4,143	5,834
Costs of services rendered		1,898	7,110
Gross profit		58,828	103,972

Operating expenses
Selling		11,858	14,438
General and administrative		22,330	23,459
Research and development		15,990	19,216
VAT refunds and government subsidies		(17,798)	(16,511)
Total operating expenses		32,380	40,602

Income from operations		26,448	63,370

Other income, net		1,260	2,710
Foreign exchange loss		(635)	(1,104)
Gains on deconsolidation of the Company’s interests in Beijing Hollycon Electronic Technology Co., Ltd (“Hollycon”)		6,005	-
Share of net income of equity investees		2,279	2,273
Interest income		1,257	3,036
Interest expenses		(400)	(634)
Dividend income from a cost investee		-	1,057
Income before income taxes		36,214	70,708

Income tax expenses	11	4,570	13,031
Net income		31,644	57,677

Less: net (loss) income attributable to non-controlling interests		(13)	86
Net income attributable to Hollysys Automation Technologies Ltd.		$31,657	$57,591

Other comprehensive income, net of tax of nil
Translation adjustments		$(33,611)	$32,270
Comprehensive (loss) income		(1,967)	89,947

Less: comprehensive (loss) income attributable to non-controlling interests		(21)	87
Comprehensive (loss) income attributable to Hollysys Automation Technologies Ltd.		$(1,946)	$89,860

Net income per ordinary share:
Basic	12	$0.53	$0.95
Diluted	12	$0.52	$0.95

Shares used in income per share computation:
Weighted average number of ordinary shares		59,976,132	60,428,431
Weighted average number of diluted ordinary shares		61,023,669	61,241,092

F-3

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2016 AND 2017 (UNAUDITED)
(In US dollars thousands except for number of shares and per share data)

	Six months ended December 31,
	2016	2017
	(Unaudited)	(Unaudited)
Cash flows from operating activities:

Net income	$31,644	$57,677

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	2,866	3,389
Amortization of prepaid land leases	94	130
Amortization of intangible assets	263	279
Allowance for doubtful accounts	3,260	4,187
Loss on disposal of property, plant and equipment	26	48
Share of net income of equity investees	(2,279)	(2,273)
Gains on deconsolidation of the Company’s interests in HollyCon	(6,005)	-
Share-based compensation expenses	1,836	325
Deferred income tax benefit	(3,195)	(754)
Accretion of convertible bond	334	258
Fair value adjustments of a bifurcated derivative	-	48
Gain from the derecognition of nonfinancial assets	-	(2,345)
Changes in operating assets and liabilities:
Accounts receivable	1,232	847
Costs and estimated earnings in excess of billings	34,267	(34,461)
Inventories	(6,070)	(44)
Advances to suppliers	954	(62)
Other receivables	571	3,806
Restricted cash	(17,306)	4,975
Due from related parties	(534)	6,777
Accounts payable	(2,554)	158
Deferred revenue	26,795	18,353
Accruals and other payables	(4,874)	3,141
Due to related parties	919	757
Income tax payable	2,387	6,806
Other tax payables	(10,558)	126
Net cash provided by operating activities	$54,073	$72,148

Cash flows from investing activities:
Time deposits placed with banks	(74,799)	(119,741)
Purchases of property, plant and equipment	(434)	(611)
Maturity of time deposits	27,933	86,215
Proceeds from disposal of property, plant and equipment	34	50
Investment of equity investees	-	(4,212)
Net cash reduced upon deconsolidation of a subsidiary	(16,681)	-
Acquisition of a subsidiary, net of cash acquired	-	(583)
Net cash used in investing activities	$(63,947)	$(38,882)

Cash flows from financing activities:
Proceeds from short-term bank loans	3,108	1,052
Repayments of short-term bank loans	(3,917)	(1,554)
Proceeds from long-term bank loans	5,665	536
Repayments of long-term bank loans	(2,149)	(362)
Proceeds from exercise of options	5,802	-
Payment of dividends	(11,973)	(7,241)
Net cash used in financing activities	$(3,464)	$(7,569)

Effect of foreign exchange rate changes	(5,642)	7,733
Net (decrease) increase in cash and cash equivalents	$(18,980)	$33,430

Cash and cash equivalents, beginning of period	229,095	197,640
Cash and cash equivalents, end of period	$210,115	$231,070

Supplementary disclosures of significant non-cash transactions:
Acquisition of equity interest with consideration of intangible asset	$-	2,345

F-4

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2016 AND 2017 (UNAUDITED)

(Amounts in thousands except for number of shares and per share data)

NOTE 1 -	ORGANIZATION AND BUSINESS BACKGROUND

Hollysys Automation Technologies Ltd. (“Hollysys” or the “Company”) was established under the laws of the British Virgin Islands (“BVI”) on February 6, 2006.

As of December 31, 2017, the Company had subsidiaries incorporated in countries and jurisdictions including the People’s Republic of China (“PRC”), Singapore, Malaysia, Macau, Hong Kong, British Virgin Islands, India and Indonesia.

The Company makes a determination at the inception of each arrangement whether an entity in which the Company has made an investment or in which the Company has other variable interests is considered a variable interest entity (“VIE”). The Company consolidates a VIE when it is deemed to be the primary beneficiary. The primary beneficiary of a VIE is the party that meets both of the following criteria: (i) has the power to make decisions that most significantly affect the economic performance of the VIE; and (ii) has the obligation to absorb losses or the right to receive benefits that in either case could potentially be significant to the VIE. Periodically, the Company determines whether any changes occurred requiring a reassessment of whether it is the primary beneficiary of a VIE. If the Company is not deemed to be the primary beneficiary in a VIE, the investment or other variable interests in a VIE is accounted for in accordance with applicable GAAP.

In November 2015, CECL was established in Doha, Qatar, by CCPL, a wholly-owned subsidiary of the Company incorporated under the laws of Singapore, and a Qatar citizen as a nominee shareholder, with 49% and 51% of equity interest in CECL, respectively. Through a series of contractual arrangements signed in November 2015 and September 2016, CCPL is entitled to appoint majority of directors of CECL who have the power to direct the activities that significantly impact CECL’s economic performance. In addition, CCPL is entitled to 95% of the variable returns or loss from CECL’s operations. In accordance with ASC 810, Consolidation, despite the lack of technical majority ownership, there exists a parent-subsidiary relationship between CCPL and CECL through the series of contractual arrangements and CCPL is considered the primary beneficiary of CECL. CECL was concluded as a VIE of the Company and consolidated by the Company since inception with 5% of non-controlling interest.

The carrying amounts and classifications of the assets and liabilities of the VIE are as follows:

	June 30,	December 31,
	2017	2017
	(Audited)	(Unaudited)

Current assets	$14,331	$19,150
Non-current assets	239	331
Total assets	14,570	19,481

Current liabilities	$14,178	$17,342
Total liabilities	14,178	17,342

	Six months ended December 31,
	2016	2017
	(Unaudited)	(Unaudited)

Revenue	$720	$12,108
Cost of revenue	606	10,057
Net (loss) profit	(209)	1,712
Net cash provided by (used in) operating activities	7,258	(5,445)
Net cash used in investing activities	-	-
Net cash provided by financing activities	$-	$-

F-5

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2016 AND 2017 (UNAUDITED) - continued

(Amounts in thousands except for number of shares and per share data)

As of December 31, 2017, the current assets of the VIE included amounts due from subsidiaries of the Company amounting to $5,071 (June 30, 2017: $1,629), and the current liabilities of the VIE included amounts due to subsidiaries of the Company amounting to nil (June 30, 2017: $127), which were all eliminated upon consolidation by the Company. Creditors of the VIE do not have recourse to the general credit of the Company for the liabilities of the VIE. The Company is obligated to absorb the VIE’s expected losses and to provide financial support to the VIE if required. For the six months ended December 31, 2016 and 2017, the Company has not provided financial support other than that which it was contractually required to provide. The Company believes that there are no assets of the VIE that can be used only to settle obligations of the VIE.

In July 2017, Bond Corporation Pte. Ltd (“Bond PL”), a wholly-owned Singapore subsidiary of the Company, and a Malaysian citizen (the “Trustee”) entered into a trust deed, under which, 49.1% of Bond PL’s equity interests in Bond M & E Sdn. Bhd. (“Bond JB”), a Malaysian company, which previously was a 100% subsidiary of Bond PL, was transferred to the Trustee. According to the trust deed, all of the beneficial interests in Bond JB belong to Bond PL and the Trustee shall hold the legal title of the transferred shares on trust for and act on behalf of Bond PL absolutely. Any dividend, interest and other benefits received or receivable by the Trustee will be transferred to Bond PL. The Trustee shall exercise the managerial rights and voting power in a manner directed by a prior written notice from Bond PL. The Trustee shall be obligated to vote in the same manner as Bond PL in the absence of any written notice. In addition, an undated Form of Transfer of Securities with the transferee’s name left blank was duly executed by the Trustee and delivered to Bond PL. Therefore, Bond PL can transfer the 49.1% of equity interests to any party at any time without further approval by the Trustee. Accordingly, the Company believes it holds all beneficial rights, obligation and the power of the 100% equity interest in Bond JB, and therefore consolidates 100% of equity interests in Bond JB into its financial statements.

The Company is principally engaged in the manufacture, sale and provision of integrated automation systems and services, mechanical and electrical solution services and installation services in the PRC, Southeast Asia and the Middle East.

NOTE 2 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These unaudited interim condensed consolidated financial statements of the Company, its subsidiaries and VIE (collectively the “Group”) have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information using accounting policies that are consistent with those used in the preparation of the Group’s audited consolidated financial statements for the fiscal year ended June 30, 2017. Accordingly, these unaudited interim condensed consolidated financial statements do not include all of the information and footnotes required by U.S. GAAP for annual financial statements.

In the opinion of the Company’s management, the accompanying unaudited interim condensed consolidated financial statements contain all normal recurring adjustments necessary to present fairly the financial position, operating results and cash flows of the Group for each of the periods presented. The results of operations for the six months period ended December 31, 2017 are not necessarily indicative of results to be expected for any other interim period or for the year ending June 30, 2018. The consolidated balance sheet as of June 30, 2017 was derived from the audited consolidated financial statements at that date but does not include all of the disclosures required by U.S. GAAP for annual financial statements. These unaudited condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended June 30, 2017.

Principles of Consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and a VIE. All inter-company transactions and balances between the Company, its subsidiaries, and the VIE are eliminated upon consolidation. The Company included the results of operations of acquired businesses from the respective dates of acquisition.

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management evaluates estimates, including those related to the expected total costs of integrated contracts, expected gross margins of integrated solution contracts, allowance for doubtful accounts, fair values of share options, fair value of bifurcated derivative, fair value of equity method investment received by giving up nonfinancial assets, fair value of acquired intangible assets and goodwill, warranties, valuation allowance of deferred tax assets and impairment of goodwill and other long-lived assets. Management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ materially from those estimates.

F-6

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2016 AND 2017 (UNAUDITED) - continued

(Amounts in thousands except for number of shares and per share data)

Foreign currency translations and transactions

The Company’s functional currency is the United States dollars (“US dollars” or “$”); whereas the Company’s subsidiaries and VIE use the primary currency of the economic environment in which their operations are conducted as their functional currency. According to the criteria of Accounting Standards Codification (“ASC”) Topic 830 (“ASC 830”), the Company uses the US dollars as its reporting currency.

The Company translates the assets and liabilities into US dollars using the rate of exchange prevailing at the balance sheet date, and the statements of comprehensive income are translated at average rates during the reporting period. Adjustments resulting from the translation of financial statements from the functional currency into US dollars are recorded in stockholders’ equity as part of accumulated other comprehensive income. Transactions dominated in currencies other than the functional currency are translated into functional currency at the exchange rates prevailing on the transaction dates, and the exchange gains or losses are reflected in the consolidated statements of comprehensive income for the reporting period.

Transactions denominated in foreign currencies are measured into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are re-measured at the exchange rates prevailing at the balance sheet date. Exchange gains and losses are included in earnings, except for those raised from intercompany transactions with investment nature, which are recorded in other comprehensive income.

Business combinations

The Company accounts for its business combinations using the purchase method of accounting in accordance with ASC Topic 805, Business Combinations (“ASC 805”). The purchase method of accounting requires that the consideration transferred to be allocated to the assets, including separately identifiable assets and liabilities the Company acquired based on their estimated fair values. The consideration transferred of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total cost of the acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the statements of comprehensive income.

The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and non-controlling interests is based on various assumptions and valuation methodologies requiring considerable management judgment. The most significant variables in these valuations are discount rates, terminal values, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Company determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets and forecasted cash flows over that period.

Acquisition-related costs are recognized as general and administrative expenses in the statements of comprehensive income as incurred.

F-7

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2016 AND 2017 (UNAUDITED) - continued

(Amounts in thousands except for number of shares and per share data)

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and bank deposits, which are unrestricted as to withdrawal and use. All highly liquid investments that are readily convertible to known amounts of cash with original stated maturities of three months or less are classified as cash equivalents.

Time deposits with original maturities over three months

Time deposits with original maturities over three months consist of deposits placed with financial institutions with original maturity terms from four months to one year. As of December 31, 2017, $122,781, $7,856, $3,685 and $57 of time deposits with original maturities over three months were placed in financial institutions in the PRC, Singapore, Malaysia and India, respectively. As of June 30, 2017, $80,507, $11,690, $3,935 and $82 of time deposits with original maturities over three months were placed in financial institutions in the PRC, Singapore and Malaysia and India, respectively.

Restricted cash

Restricted cash mainly consists of the cash deposited in banks pledged for performance guarantees, or bank loans. These cash balances are not available for use until these guarantees are expired or cancelled, or the loans are repaid.

Revenue recognition

Integrated solutions contracts

Revenues generated from designing, building, and delivering customized integrated industrial automation systems are recognized over the contractual terms based on the percentage of completion method. The contracts for designing, building, and delivering customized integrated industrial automation systems are legally enforceable and binding agreements between the Company and customers. The duration of contracts depends on the contract size and ranges from 6 months to 5 years excluding the warranty period. The majority of the contract duration is longer than one year.

Revenue generated from mechanical and electrical solution contracts for the construction or renovation of buildings, rail or infrastructure facilities are also recognized over the contractual terms based on the percentage of completion method. The contracts for mechanical and electrical solution are legally enforceable and binding agreements between the Company and customers. The duration of contracts depends on the contract size and the complexity of the construction work and ranges from 6 months to 3 years excluding the warranty period. The majority of the contract duration is longer than one year.

In accordance with ASC 605-35, Revenue Recognition - Construction-Type and Production-Type Contracts (“ASC 605-35”), recognition is based on an estimate of the income earned to date, less income recognized in earlier periods. Extent of progress toward completion is measured using the cost-to-cost method where the progress (the percentage complete) is determined by dividing costs incurred to date by the total amount of costs expected to be incurred for the integrated solutions contract. Revisions in the estimated total costs of integrated solutions contracts are made in the period in which the circumstances requiring the revision become known. Provisions, if any, are made in the period when anticipated losses become evident on uncompleted contracts.

The Company reviews and updates the estimated total costs of integrated solutions contracts at least annually. The Company accounts for revisions to contract revenue and estimated total costs of integrated solution contracts, including the impact due to approved change orders, in the period in which the facts that cause the revision become known as changes in estimates. Unapproved change orders are considered claims. Claims are recognized only when it has been awarded by customers. Excluding the impact of change orders, if the estimated total costs of integrated solution contracts, which was revised during the six months ended December 31, 2017, had been used as a basis of recognition of integrated contract revenue since the contract commencement, net income for the six months ended December 31, 2017 would have been decreased by $5,741; basic net income per share and diluted net income per share for six months ended December 31, 2017 would have been decreased by $0.09 and $0.09, respectively.

F-8

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2016 AND 2017 (UNAUDITED) - continued

(Amounts in thousands except for number of shares and per share data)

The Company combines a group of contracts as one project if they are closely related and are, in substance, parts of a single project with an overall profit margin. The Company segments a contract into several projects, when they are of different business substance, for example, with different business negotiation, solutions, implementation plans and margins.

Revenue in excess of billings on the contracts is recorded as costs and estimated earnings in excess of billings. Billings in excess of revenues recognized on the contracts are recorded as deferred revenue until the above revenue recognition criteria are met. Recognition of accounts receivable and costs and estimated earnings in excess of billings are discussed below.

The Company generally recognizes 100% of the contractual revenue when the customer acceptance has been obtained and no further major costs are estimated to be incurred, and normally this is also when the warranty period commences. Revenues are presented net of taxes collected on behalf of the government.

Product sales

Revenue generated from sales of products is recognized when the following four revenue recognition criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the selling price is fixed or determinable, and (iv) collectability is reasonably assured.

Service rendered

The Company has in recent years extended its service offerings as described below. The Company mainly provides two types of services:

Revenue from one-off services: the Company provides different types of one-off services which are generally completed on site within a few working days. Revenue is recognized when the Company has completed all the respective services described in the contracts, there is persuasive evidence of an arrangement, the fee is fixed or determinable and collection is reasonably assured.

Revenue from services covering a period of time: the Company also separately sells extended warranties to their integrated solution customers for a fixed period. Such arrangements are negotiated separately from the corresponding integrated solution system and are usually entered into upon the expiration of the warranty period attached to the integrated solution contract. During the extended warranty period, the Company is responsible for addressing issues related to the system. Part replacement is not covered in such services. The Company recognizes revenue on a pro-rata basis over the contractual term.

Accounts receivable and costs and estimated earnings in excess of billings

Performance of the integrated contracts will often extend over long periods and the Company’s right to receive payments depends on its performance in accordance with the contractual agreements. There are different billing practices in the PRC, overseas operating subsidiaries and the VIE (Concord and Bond Groups). For the Company’s PRC subsidiaries, billings are issued based on milestones specified in contracts negotiated with customers. In general, there are four milestones: 1) project commencement, 2) system manufacturing and delivery, 3) installation, trial-run and customer acceptance, and 4) expiration of the warranty period. The amounts to be billed at each milestone are specified in the contract. All contracts have the first milestone, but not all contracts require prepayments. The length of each interval between two continuous billings under an integrated contract varies depending on the duration of the contract (under certain contracts, the interval lasts more than a year) and the last billing to be issued for an integrated solution contract is scheduled at the end of a warranty period. For Concord and Bond Groups, billing claims rendered are subject to the further approval and certification of the customers or their designated consultants. Payments are made to Concord or Bond Groups based on the certified billings according to the payment terms mutually agreed between the customers and Concord or Bond Groups. Certain amounts are retained by the customer and payable to Concord and Bond Groups upon satisfaction of final quality inspection or at the end of the warranty period. The retained amounts which were recorded as accounts receivable were $12,838 and $15,550 as of June 30, 2017 and December 31, 2017, respectively. Prepayments received are recorded as deferred revenue. The deferred revenue will be recognized as revenue under the percentage of completion method along with the progress of a contract.

F-9

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2016 AND 2017 (UNAUDITED) - continued

(Amounts in thousands except for number of shares and per share data)

The carrying value of the Company’s accounts receivable and costs and estimated earnings in excess of billings, net of the allowance for doubtful accounts, represents their estimated net realizable value. An allowance for doubtful accounts is recognized when it’s probable that the Company will not collect the amount and is written off in the period when deemed uncollectible. The Company periodically reviews the status of contracts and decides how much of an allowance for doubtful accounts should be made based on factors surrounding the credit risk of customers and historical experience. The Company does not require collateral from its customers and does not charge interest for late payments by its customers.

Inventories

Inventories are composed of raw materials, work in progress, purchased and manufactured finished goods and low value consumables. Inventories are stated at the lower of cost and net realizable value. The Company elected to use weighted average cost method as inventory costing method.

The Company assesses the lower of cost and net realizable value for non-saleable, excess or obsolete inventories based on its periodic review of inventory quantities on hand and the latest forecasts of product demand and production requirements from its customers. The Company writes down inventories for non-saleable, excess or obsolete raw materials, work-in-process and finished goods by charging such write-downs to cost of integrated contracts and/or costs of products sold.

Warranties

Warranties represent a major term under an integrated contract, which will last, in general, for one to three years or otherwise specified in the terms of the contract. The Company accrues warranty liabilities under an integrated contract as a percentage of revenue recognized, which is derived from its historical experience, in order to recognize the warranty cost for an integrated contract throughout the contract period.

Property, plant and equipment, net

Property, plant and equipment, other than construction in progress, are recorded at cost and are stated net of accumulated depreciation and impairment, if any. Depreciation expense is determined using the straight-line method over the estimated useful lives of the assets as follows:

Buildings	30 -50 years
Machinery	5 - 10 years
Software	3 - 5 years
Vehicles	5- 6 years
Electronic and other equipment	3 - 10 years

Construction in progress represents uncompleted construction work of certain facilities which, upon completion, management intends to hold for production purposes. In addition to costs under construction contracts, other costs directly related to the construction of such facilities, including duty and tariff, equipment installation and shipping costs, and borrowing costs are capitalized. Depreciation commences when the asset is placed in service.

Maintenance and repairs are charged directly to expenses as incurred, whereas betterment and renewals are capitalized in their respective accounts. When an item is retired or otherwise disposed of, the cost and applicable accumulated depreciation are removed and the resulting gain or loss is recognized for the reporting period.

F-10

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2016 AND 2017 (UNAUDITED) - continued

(Amounts in thousands except for number of shares and per share data)

Prepaid land leases, net

Prepaid land lease payments, for the land use right of three parcels of land in the PRC, three parcels of leasehold land in Malaysia and one parcel of leasehold land in Singapore, are initially stated at cost and are subsequently amortized on a straight-line basis over the lease terms of 49 to 88 years.

Intangible assets, net

Intangible assets are carried at cost less accumulated amortization and any impairment. Intangible assets acquired in a business combination are recognized initially at fair value at the date of acquisition. Intangible assets, except for which are estimated to have an indefinite useful life, are amortized using a straight-line method. Intangible assets estimated to have an indefinite useful life are not amortized but tested for impairment annually or more frequently when indicators of impairment exist.

The estimated useful lives for the intangible assets are as follows:

Category	Estimated useful life
Customer relationship	57 - 60 months
Order backlog	21 - 33 months
Patents and copyrights	60 - 120 months

Residual values are considered nil.

F-11

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2016 AND 2017 (UNAUDITED) - continued

(Amounts in thousands except for number of shares and per share data)

Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

The Company adopted ASC 740, Income Taxes (“ASC 740”), which clarifies the accounting and disclosure for uncertainty in income taxes. Interests and penalties arising from underpayment of income taxes shall be computed in accordance with the related tax laws.

F-12

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2016 AND 2017 (UNAUDITED) - continued

(Amounts in thousands except for number of shares and per share data)

Segment reporting

In accordance with ASC 280, Segment reporting (“ASC 280”), segment reporting is determined based on how the Company’s chief operating decision makers review operating results to make decisions about allocating resources and assessing performance of the Company. According to management’s approach, the Company organizes its internal financial reporting structure based on its main product and service offerings. The Company operates in three principal business segments in the financial reporting structure and their management report, namely industrial automation, rail transportation and mechanical and electrical solutions. The Company does not allocate any assets to the three segments as management does not use the information to measure the performance of the reportable segments.

Investments in cost and equity investees

The Company accounts for its equity investments under either the cost method or the equity method by considering the Company’s rights and ability to exercise significant influence over the investees. Under the cost method, investments are initially carried at cost. In the event that the fair value of the investment falls below the initial cost and the decline is considered as other-than-temporary, the Company recognizes an impairment charge, equal to the difference between the cost basis and the fair value of the investment. A variety of factors are considered when determining if a decline in fair value below carrying value is other than temporary, including, among others, the financial condition and prospects of the investee.

The investments in entities over which the Company has the ability to exercise significant influence are accounted for using the equity method. Significant influence is generally considered to exist when the Company has an ownership interest in the voting stock of the investee between 20% and 50%. Other factors, such as representation on the investee’s board of directors and the impact of commercial arrangements, are also considered in determining whether the equity method of accounting is appropriate.

F-13

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2016 AND 2017 (UNAUDITED) - continued

(Amounts in thousands except for number of shares and per share data)

Under the equity method, original investments are recorded at cost and adjusted by the Company’s share of undistributed earnings or losses of these entities, by the amortization of any basis difference between the amount of the Company’s investment and its share of the net assets of the investee, and by dividend distributions or subsequent investments. Unrealized inter-company profits and losses related to equity investees are eliminated. An impairment charge, being the difference between the carrying amount and the fair value of the equity investee, is recognized in the consolidated statements of comprehensive income when the decline in value is considered other than temporary.

There was no impairment loss on investments in cost or equity investees for the six months ended December 31, 2016 and 2017, respectively.

Income per share

Income per share is computed in accordance with ASC 260, Earnings per Share (“ASC 260”). Basic income per ordinary share is computed by dividing income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period. Diluted income per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares.

F-14

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2016 AND 2017 (UNAUDITED) - continued

(Amounts in thousands except for number of shares and per share data)

Fair value measurements

The Company has adopted ASC 820, Fair Value Measurements and Disclosures (“ASC 820”), which defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. It does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. It establishes a three-level valuation hierarchy of valuation techniques based on observable and unobservable inputs, which may be used to measure fair value and include the following:

Level 1	-	Quoted prices in active markets for identical assets or liabilities.
Level 2	-	Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3	-	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Classification within the hierarchy is determined based on the lowest level of input that is significant to the fair value measurement.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

F-15

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2016 AND 2017 (UNAUDITED) - continued

(Amounts in thousands except for number of shares and per share data)

Recent accounting pronouncements

Standards Effective in Future Years

In August 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update 2015-14, which defers the effective date of ASU 2014-09 Revenue from Contracts with Customers (Topic 606) (" ASU 2014-09") by one year and allows entities the option to early adopt the new revenue standard as of the original effective date. Issued in May 2014, ASU 2014-09 provided guidance on revenue recognition on contracts with customers to transfer goods or services or on contracts for the transfer of nonfinancial assets. ASU 2014-09 requires that revenue recognition on contracts with customers depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 will be effective for us on July 1, 2018. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized in retained earnings as of the date of adoption. The Company preliminarily plans to use the modified retrospective method and has developed an implementation plan. We are currently evaluating the impact of adoption of this guidance, including required disclosures.

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments—Overall (Subtopic 825-10) (“ASU 2016-01”). The amendments require all equity investments to be measured at fair value with changes in the fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee). The amendments also require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instruments-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. This updated guidance is effective for the annual period beginning after December 15, 2017, including interim periods within the year. Early adoption is permitted. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

F-16

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2016 AND 2017 (UNAUDITED) - continued

(Amounts in thousands except for number of shares and per share data)

In February 2016, the FASB issued ASU No. 2016-02 (“ASU 2016-02”), Leases. ASU 2016-02 specifies the accounting for leases. For operating leases, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. ASU 2016-02 is effective for public companies for annual reporting periods, and interim periods within those years beginning after December 15, 2018. Early adoption is permitted. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In August 2016, the FASB issued (ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. This new standard will make eight targeted changes to how cash receipts and cash payments are presented and classified in the statement of cash flows. The new standard is effective for fiscal years beginning after December 15, 2017. The new standard will require adoption on a retrospective basis unless it is impracticable to apply, in which case the Company would be required to apply the amendments prospectively as of the earliest date practicable. The Company is currently evaluating the impact of the pending adoption of ASU 2016-15 on its consolidated financial statements.

In October 2016, the FASB issued ASU No. 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory. Under the new standard, the selling (transferring) entity is required to recognize a current tax expense or benefit upon transfer of the asset. Similarly, the purchasing (receiving) entity is required to recognize a deferred tax asset or liability, as well as the related deferred tax benefit or expense, upon purchase or receipt of the asset. This pronouncement is effective for reporting periods beginning after December 15, 2017, with early adoption permitted. The Company is still evaluating the effect that this guidance will have on the consolidated financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (a consensus of the FASB Emerging Issues Task Force) (“ASU2016-18”). ASU 2016-18 requires amounts generally described as restricted cash and restricted cash equivalents to be included with cash and cash equivalents when reconciling the total beginning and ending amounts for the periods shown on the statement of cash flows. The guidance is effective for public companies for annual periods beginning after December 15, 2017, and interim periods within those annual periods. Early adoption is permitted, including adoption in an interim period. The guidance should be applied using a retrospective transition method for each period presented. The Company is currently assessing the impact that adopting this new accounting standard will have on its consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying Definition of a Business ("ASU 2017-01"). ASU 2017-01 clarifies the framework for determining whether an integrated set of assets and activities meets the definition of a business. The revised framework establishes a screen for determining whether an integrated set of assets and activities is a business and narrows the definition of a business. This update is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2017, with early adoption permitted for transactions that have not been reported in previously issued (or available to be issued) financial statements. The Company does not believe this standard will have a material impact on the results of operations or financial condition.

In January 2017, the FASB issued Accounting Standards Update No. 2017-04(“ASU 2017-04”), Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. ASU 2017-04 eliminates the requirement to calculate the implied fair value of goodwill to measure a goodwill impairment charge. Instead, entities will record an impairment charge based on the excess of a reporting unit’s carrying amount over its fair value. This standard is effective for the annual or any interim goodwill impairment tests beginning after December 15, 2019. Early adoption is permitted. The Company is currently evaluating the effect that this guidance will have on our consolidated financial statements and related disclosures.

F-17

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2016 AND 2017 (UNAUDITED) - continued

(Amounts in thousands except for number of shares and per share data)

In May 2017, the FASB issued ASU No. 2017-09, Compensation – Stock Compensation: Scope of Modification Accounting. The guidance clarifies when changes to the terms or conditions of a share-based payment award must be accounted for as modifications. Entities will apply the modification accounting guidance if the value, vesting conditions or classification of the award changes. This guidance is effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted.

Recently Adopted Standards

In July 2015, the FASB issued ASU No. 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory. This ASU does not apply to inventory that is measured using last-in, first-out (LIFO) or the retail inventory method. The amendments apply to all other inventory, which includes inventory that is measured using first-in, first-out (FIFO) or average cost. This ASU requires entities within scope of this update to measure inventory at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. The amendments in this update are effective for fiscal years beginning after December 15, 2016, with early adoption permitted, and should be applied prospectively. The Company adopted ASU 2015-11 on July 1, 2017 and such adoption did not have a material impact on our financial statements.

In November 2015, the FASB issued ASU No. 2015-17 (“ASU 2015-17”), Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes. ASU 2015-17 simplifies the presentation of deferred income taxes by eliminating the separate classification of deferred income tax liabilities and assets into current and noncurrent amounts in the consolidated balance sheet. The amendments in the update require that all deferred tax liabilities and assets be classified as noncurrent in the consolidated balance sheet. The amendments in this update are effective for fiscal years beginning after December 15, 2016, and interim periods therein and may be applied either prospectively or retrospectively to all periods presented. Early adoption is permitted. The Company adopted ASU 2015-17 on July 1, 2017 on a prospective basis. As a result, current portion of deferred income tax liabilities and assets have been reclassified to noncurrent liabilities and assets. Prior periods were not retrospectively adjusted and all future adjustments will be reported as noncurrent.

In March, 2016, the FASB issued ASU No. 2016-09, Compensation Stock Compensation: Improvements to Employee Share-Based Payment Accounting (“ASU 2016-09”), which relates to the accounting for employee share-based payments. This standard addresses several aspects of the accounting for share-based payment award transactions, including: (a) income tax consequences; (b) classification of awards as either equity or liabilities; and (c) classification on the statement of cash flows. This standard is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The new standard is effective for the Company for the fiscal year beginning July 1, 2017. Early adoption is permitted. The Company adopted this guidance on July 1, 2017 on a prospective basis. The adoption of this guidance did not have a material impact on our financial position or results of operations.

NOTE 3 -	INVENTORIES

Components of inventories are as follows:

	June 30,	December 31,
	2017	2017
	(Audited)	(Unaudited)

Raw materials	$15,781	$15,550
Work in progress	19,525	18,196
Finished goods	10,354	13,856

	$45,660	$47,602

F-18

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2016 AND 2017 (UNAUDITED) - continued

(Amounts in thousands except for number of shares and per share data)

NOTE 4 -	GOODWILL

The changes in the carrying amount of goodwill are as follows:

Six Months Ended
December 31, 2017
(Unaudited)
Balance at June 30, 2017 (Audited)	$47,326
Goodwill acquired	2,312
Translation adjustment	1,537

Balance at December 31, 2017 (Unaudited)	$51,175

The carrying amount of the Company’s goodwill at June 30, 2017 represents goodwill from the acquisitions of two reporting units, Concord Group and Bond Group, net of impairment.

On July 1, 2017, the Company completed the acquisition of 100% equity of Beijing Shuanghe Science & Technology Company Limited with a cash consideration of approximately $2,381. The goodwill related to the acquisition was $2,312 and the Company believed that acquisition is immaterial to the consolidated financial statements.

F-19

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2016 AND 2017 (UNAUDITED) - continued

(Amounts in thousands except for number of shares and per share data)

NOTE 5 -	INVESTMENTS IN EQUITY

In August 2017, the Company acquired 25% of equity interest in Beijing EMCC Technology Co., Ltd (“EMCC”), a third party, with a total consideration of $7,188 ($4,062 in cash and $3,126 in intangible assets). The Company accounted the consideration given in the form of the intangible assets at fair value based on valuation by external valuation firm with a partial gain of $2,345 recognized. The fair value of the intangible assets given was measured using a discounted cash flow approach. Key estimates and assumptions include the amount and timing of future expected cash flows, terminal value growth rates, and discount rate. According to the revised article of association, EMCC will be managed by a board of directors comprising of a total 7 members, of which, the Company can appoint two directors. All major management and operation decisions should be approved by the majority of the directors. The Company believed it has significant influence over EMCC, and therefore accounted for the investment in EMCC under equity method.

F-20

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2016 AND 2017 (UNAUDITED) - continued

(Amounts in thousands except for number of shares and per share data)

NOTE 6 -	WARRANTY LIABILITIES

Six Months Ended
December 31, 2017

Beginning balance at June 30, 2017(Audited)	$7,632
Expense accrued	2,617
Expense incurred	(1,783)
Translation adjustment	312
$8,778
Less: current portion of warranty liabilities (Unaudited)	(6,136)
Long-term warranty liabilities (Unaudited)	$2,642

NOTE 7 -	SHORT-TERM BANK LOANS

On June 30, 2017, the Company’s short-term bank borrowings consisted of revolving bank loans of $8,121 from several banks, which were subject to annual interest rates ranging from 3.09% to 4.85%, with a weighted average interest rate of 3.53%. Some of the short-term loans are secured by the pledge of restricted cash and buildings with carrying values of $16,410 and $991 as of June 30, 2017, respectively.

On December 31, 2017, the Company’s short-term bank borrowings consisted of revolving bank loans of $7,859 from several banks, which were subject to annual interest rates ranging from 2.76% to 4.58%, with a weighted average interest rate of 3.15%. Some of the short-term loans are secured by the pledge of restricted cash and buildings with carrying values of $16,341 and 1,283 as of December 31, 2017, respectively.

For the six months ended December 31, 2016 and 2017, interest expenses on short-term bank loans amounted to $20 and $122, respectively.

As of June 30, 2017, the Company had available lines of credit from various banks in the PRC, Singapore and Malaysia amounting to $257,670, of which $78,910 was utilized and $178,760 is available for use. These lines of credit were secured by the pledge of restricted cash and buildings with a carrying value of $4,954 and $3,209, respectively.

As of December 31, 2017, the Company had available lines of credit from various banks in the PRC, Singapore and Malaysia amounting to $251,454, of which $69,173 was utilized and $182,281 is available for use. These lines of credit were secured by the pledge of restricted cash and buildings with a carrying value of $3,317 and $2,814, respectively.

F-21

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2016 AND 2017 (UNAUDITED) - continued

(Amounts in thousands except for number of shares and per share data)

NOTE 8 -	LONG-TERM LOANS

	June 30,	December 31,
	2017	2017
	(Audited)	(Unaudited)

MYR denominated loan	782	963
SGD denominated loan	187	212
Convertible Bond	20,032	20,290
	$21,001	$21,465

Less: current portion	(420)	(401)

	$20,581	$21,064

F-22

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2016 AND 2017 (UNAUDITED) - continued

(Amounts in thousands except for number of shares and per share data)

Scheduled principal payments for all outstanding long-term loans as of December 31, 2017 are as follows:

January 1, 2018 – December 31, 2018	$384
January 1, 2019 – December 31, 2019	20,585
January 1, 2020 – December 31, 2020	204
January 1, 2021 – December 31, 2021	150
January 1, 2022 and onwards	281
$21,604

For the six months ended December 31, 2016 and 2017, interest expenses of long-term loans incurred amounted to $380 and $512 respectively, and nil was capitalized as construction in progress.

F-23

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2016 AND 2017 (UNAUDITED) - continued

(Amounts in thousands except for number of shares and per share data)

NOTE 9 -	FAIR VALUE MEASUREMENT

Financial instruments include cash and cash equivalents, time deposits with maturities over three months, accounts receivable, other receivables, amounts due to or from related parties, accounts payable, short-term bank loans, long-term bank loans and bifurcated derivative. The carrying values of these financial instruments, other than long-term bank loans and a bifurcated derivative (which is a recurring fair value measurement), approximate their fair values due to their short-term maturities. The carrying value of the Company’s long-term bank loans other than the Convertible Bond approximates its fair value as the long-term bank loans are subject to floating interest rates. These assets and liabilities, excluding cash and cash equivalents (which fall into level 1 of the fair value hierarchy), fall into level 2 of the fair value hierarchy.

The value of the liability component is simply the present value of all the cash flows of Convertible Bond if the Convertible Bond conversion and other features are not considered. If the discount rates adopted increased or decreased by 1%, the fair value of Convertible Bond would decrease or increase by $43 and $43, respectively.

The derivative financial liability represents the fair value of the non-conversion compensation feature bifurcated from the convertible bond. The Company engaged an independent third-party appraiser to assist with the valuation of the feature. The Company is ultimately responsible for the fair value of the non-conversion compensation feature recorded in the consolidated financial statements. The Company adopted the binomial model to assess the fair value of such feature as of year-end. The non-conversion compensation feature is equal to the difference between the fair value of the whole Convertible Bond with the non-conversion compensation feature and the whole Convertible Bond without the non-conversion feature. The significant unobservable inputs used in the fair value measurement of the non-conversion compensation feature includes the risk-free rate of return, expected volatility, expected life of the Convertible Bond and expected ordinary dividend yield. The changes in fair value of the non-conversion compensation feature during six months ended December 31, 2017 are shown in the following table.

F-24

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2016 AND 2017 (UNAUDITED) - continued

(Amounts in thousands except for number of shares and per share data)

Fair value measurements as of December 31, 2017 using significant unobservable inputs
(Level 3)
Non-conversion compensation feature related to the Convertible Bond

Balance as at June 30, 2017 (Audited)	$487
Change in fair-value (included within other expenses, net)	48
Balance as of December 31, 2017 (Unaudited)	$535

The Company measures certain financial assets, including equity method investments and cost method investments, at fair value on a nonrecurring basis only if an impairment charge were to be recognized. The Company’s non-financial assets, such as intangible assets, goodwill and fixed assets, would be measured at fair value only if they were determined to be impaired on an other-than-temporary basis. Addition assets measured at fair value on a nonrecurring basis as of December 31, 2017 are stated below:

	December 31, 2017 (Unaudited)
	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Assets:

Goodwill(i)	-	-	2,409	2,409
Equity method investment received by giving up nonfinancial assets(ii)			2,345	2,345

Total assets measured at fair value on a non-recurring basis	$-	$-	$4,754	$4,754

(i)	As of December 31, 2017, the Company’s goodwill of $2,409 was related to the acquisition of Beijing Shuanghe Science & Technology Co., Ltd. The consideration transferred of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date.

(ii)	During the year ended December 31, 2017, the investment in Beijing EMCC Technology Co., Ltd. in a form of intangible assets given was measured at fair value with considerations of significant unobservable inputs (Level 3), using a discounted cash flow approach assuming a certain terminal growth rate and discount rate (Note 5).

F-25

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2016 AND 2017 (UNAUDITED) - continued

(Amounts in thousands except for number of shares and per share data)

NOTE 10 -	STOCKHOLDERS’ EQUITY

On September 26, 2016, the Company declared a regular cash dividend of $0.20 per share to the holders of the Company’s ordinary shares. The record date was October 26, 2016, and the dividend was paid on November 11, 2016.

On September 26, 2017, the Company declared a regular cash dividend of $0.12 per share to the holders of the Company’s ordinary shares. The record date was October 16, 2017, and the dividend was paid on November 6, 2017.

NOTE 11 -	INCOME TAX

Effective tax rate

The effective income tax rate (“ETR”) of our Company was 18.4% for the six months ended Dec 31, 2017 as compared to 12.6% for the six months ended Dec 31, 2016. The ETR fluctuation was mainly due to the different pre-tax income mixes with different tax rates, as the Company’s subsidiaries apply to different tax rates.

F-26

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2016 AND 2017 (UNAUDITED) - continued

(Amounts in thousands except for number of shares and per share data)

NOTE 12 -	INCOME PER SHARE

The following table sets forth the computation of basic and diluted net income per share attributable to Hollysys for the six months indicated:

	Six months ended December 31,
	2016	2017
	(Unaudited)	(Unaudited)

Numerator:
Net income attributable to the Company - basic	$31,657	$57,591

Net income attributable to the Company - diluted(i)	$31,991	$58,067

Denominator:
Weighted average ordinary shares outstanding used in computing basic income per share	59,976,132	60,428,431
Effect of dilutive securities

Convertible Bond	784,400	788,800

Share options	256,024	-

Restricted shares	7,113	23,861
Weighted average ordinary shares outstanding used in computing diluted income per share	61,023,669	61,241,092

Income per share - basic	$0.53	0.95

Income per share - diluted	$0.52	0.95

(i) For the six months ended December 31, 2016 and 2017, interest accretion related to the Convertible Bond of $334 and $476, respectively, is added back to derive net income attributable to the Company for computing diluted income per share.

Vested and unissued restricted shares of 96,882 and 86,332 shares are included in the computation of basic and diluted income per share for the six months ended December 31, 2016, and 2017, respectively. The effects of share options have been excluded from the computation of diluted income per share for the six months ended December 31, 2017 as their effects would be anti-dilutive.

F-27

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2016 AND 2017 (UNAUDITED) - continued

(Amounts in thousands except for number of shares and per share data)

NOTE 13 -	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Company leases premises under various operating leases. Rental expenses under operating leases included in the consolidated statements of comprehensive income were $1,359 and $1,582 for the six months ended December 31, 2016 and 2017, respectively.

F-28

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2016 AND 2017 (UNAUDITED) - continued

(Amounts in thousands except for number of shares and per share data)

Future minimum lease payments under non-cancelable operating leases with initial terms of one year or more consist of the following:

Minimum lease payments
(Unaudited)

January 1, 2018 – December 31, 2018	$1,949
January 1, 2019 – December 31, 2019	1,297
January 1, 2020 – December 31, 2020	446
January 1, 2021 – December 31, 2021	198
January 1, 2022 and onwards	70

Total minimum lease payments	$3,960

The Company’s lease arrangements have no renewal or purchase options, rent escalation clauses, restriction or contingent rents and are all conducted with third parties.

Capital commitments

As of December 31, 2017, the Company had approximately $189 in capital obligations for the coming twelve months, mainly for the Company’s information system construction.

Purchase obligation

As of December 31, 2017, the Company had $147,089 purchase obligations for the coming twelve months, for purchases of inventories, mainly for fulfillment of in-process or newly entered contracts resulting from the expansion of the Company’s operations.

Performance guarantee and standby letters of credit

The Company had stand-by letters of credit of $23,000 and outstanding performance guarantees of $59,448 as of December 31, 2017, with restricted cash of $15,530 pledged to banks. The purpose of the stand-by letter of credit and performance guarantees is to guarantee that the performance of the Company’s deliveries reach the pre-agreed requirements specified in the integrated solutions contracts. The guarantee is to ensure the functionality of the Company’s own work. The disclosed amount of stand-by letters of credit and outstanding performance guarantees represent the maximum potential amount of future payments the Company could be required to make under such guarantees.

The Company accounts for performance guarantees and stand-by letters of credit in accordance with ASC topic 460 (“ASC 460”), Guarantees. Accordingly, the Company evaluates its guarantees to determine whether (a) the guarantee is specifically excluded from the scope of ASC 460, (b) the guarantee is subject to ASC 460 disclosure requirement only, but not subject to the initial recognition and measurement provisions, or (c) the guarantee is required to be recorded in the financial statements at fair value.

Both the performance guarantees and the stand-by letters of credit are for the Company’s commitment of its own future performance, and the outcome of which is within its own control. As a result, performance guarantees and stand-by letters of credit are subject to ASC 460 disclosure requirements only.

F-29

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2016 AND 2017 (UNAUDITED) - continued

(Amounts in thousands except for number of shares and per share data)

NOTE 14 -	SEGMENT REPORTING

The chief operating decision makers have been identified as the Chairman, Chief Executive Officer and Chief Financial Officer of the Company. The Company organizes its internal financial reporting structure based on its main product and service offerings.

Based on the criteria established by ASC 280, Segment Reporting (“ASC 280”), the Company has determined that the reportable segments of the Company consist of (1) IA, (2) Rail, (3) M&E and (4) miscellaneous, in accordance with the Company’s organization and internal financial reporting structure. The chief operating decision makers assess the performance of the operating segments based on the measures of revenues, costs and gross profit. Other than the information provided below, the chief operating decision makers do not use any other measures by segments.

Summarized information by segments for the six months ended December 31, 2016, and 2017 is as follows:

	Six months ended December 31, 2016 (Unaudited)
	IA	Rail	M&E	Miscellaneous	Consolidated

Revenues from external customers	$90,831	56,297	55,462	89	202,679
Costs of revenue	55,424	39,883	48,503	41	143,851

Gross profit	$35,407	16,414	6,959	48	58,828

	Six months ended December 31, 2017 (Unaudited)
	IA	Rail	M&E	Miscellaneous	Consolidated

Revenues from external customers	$115,130	104,745	53,039	-	272,914
Costs of revenue	71,422	52,680	44,840	-	168,942

Gross profit	$43,708	52,065	8,199	-	103,972

The Company’s assets are shared among the segments thus no assets have been designated to specific segments.

F-30

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2016 AND 2017 (UNAUDITED) - continued

(Amounts in thousands except for number of shares and per share data)

The majority of the Company’s revenues and long-lived assets other than goodwill and intangible assets are derived from and located in the PRC. The following table sets forth the revenues by geographical area:

	Six months ended December 31,
	2016	2017
	(Unaudited)	(Unaudited)

Revenues:
PRC	$140,577	$218,401
Non-PRC	62,102	54,513

	$202,679	$272,914

The following table sets forth the long-lived assets other than goodwill and intangible assets by geographical area:

	June 30,	December 31,
	2017	2017
	(Audited)	(Unaudited)

Long-lived assets other than goodwill and acquired intangible assets
PRC	$131,625	$144,176
Non-PRC	12,029	12,731

	$143,654	$156,907

F-31